    As filed with the Securities and Exchange Commission on October 30, 1997

                                                                File No. 70-8945

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        ______________________________
                                AMENDMENT NO. 4
                                      TO
                                   FORM U-1

                            APPLICATION/DECLARATION

                                     UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        ______________________________

                              Ameren Corporation
                             1901 Chouteau Avenue
                           St. Louis, Missouri 63103

                    (Name of company filing this statement
                  and address of principal executive offices)

                                     None

                   (Name of top registered holding company)

                               William E. Jaudes
                               Registered Agent
                              Ameren Corporation
                             1901 Chouteau Avenue
                          St. Louis, Missouri  63103

                  (Names and addresses of agents of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

James J. Cook                       William J. Harmon
William Niehoff                     Jones, Day, Reavis & Pogue
Union Electric Company              77 West Wacker, Suite 3500
1901 Chouteau Avenue                Chicago, Illinois  60601-1692
P.O. Box 149
St. Louis, Missouri  63166

A.   Introduction

     This Application/Declaration, originally filed October 31, 1996 and amended through Amendment No.3 (the "Application"), seeks approvals relating to the proposed business combination transaction among Ameren Corporation ("Ameren"), Union Electric Company ("UE") and CIPSCO Incorporated ("CIPSCO"), by which UE and CIPSCO's utility subsidiary, Central Illinois Public Service Company ("CIPS"), will become wholly owned subsidiaries of Ameren, a new Missouri holding company (the "Transaction"). Following the consummation of the Transaction, Ameren will register with the Securities and Exchange Commission (the "Commission") as a holding company under the Public Utility Holding Company Act of 1935 (the "Act").

     Ameren submits this Amendment No. 4:

          (1) to describe and file (a) the Order (the "ICC Order") of the Illinois Commerce Commission ("ICC") entered September 10, 1997; the Order (the "FERC Order") of the Federal Energy Regulatory Commission ("FERC") entered October 15, 1997 and (c) the Order (the "NRC Order") of the Nuclear Regulatory Commission ("NRC") entered October 16, 1997, in each case approving the Transaction;

          (2) to revised the Application to indicate that the electric and gas facilities of UE used to provide retail service in Illinois (referred to in the original Application as the "Transferred Utility Facilities") will not be transferred to CIPS;

          (3) to provide additional information under Item 3.A.2.b.(ii) (B) of the Application regarding satisfaction of the requirements of Section 10(c)(2) and Section 2(a)(29) of the Act and showing that the combined gas operations of UE and CIPS after the Transaction will constitute an integrated public utility system;

          (4) to provide additional information regarding the retention by Ameren of the non-utility investments of CIPSCO Investment Company ("CIPSCO Investment");

          (5) to provide a description of the Ameren Services Company Policies and Procedures and file such document as Exhibit B-5; and

          (6)  to file certain Exhibits hereto as described below.

B.   The ICC Order; FERC Order and NRC Order

     On September 10, 1997, the ICC issued the ICC Order approving under the Illinois Public Utilities Act certain of the transactions related to the Mergers. See Exhibit D-3.2 filed herewith. The ICC found, inter alia, that the proposed merger and reorganization satisfied the requirements of Section 7-204 of the Illinois Public Utility Act and should be approved./1/

     The approval of the ICC is subject to the following conditions found to be necessary to protect the public interest:

          (1) The proposed merger cost recovery and sharing savings plan shall not be approved;

          (2) CIPS and UE must file a rate case or alternative regulatory plan within six months after the closing of the merger; CIPS and UE must provide the information listed in Part 285 when they file their rate cases or alternative regulatory plans; the ratemaking treatment of merger-related costs and savings to be adopted in the rate case or alternative regulatory plan proceeding should reflect an appropriate sharing of net merger savings between Ameren and the ratepayers of CIPS and UE;

          (3) The proposed transfer of UE's existing Illinois electric and gas service area and certain related facilities to CIPS shall not be approved;

          (4) UE and CIPS must abide by the jurisdictional conditions set forth in the Appendix to the ICC Order; and

          (5) ICC Staff must be provided access to all the books and records of CIPS, UE and their affiliates, subject to CIPS, UE or Ameren's reservation of the right to object to the production of documents on any basis under applicable law and Commission rules.

ICC Order, Finding 10 (Docket 95-0551, slip op. at 69-70).

     The ICC Order approved the revised General Services Agreement, in the form filed in that matter, as reasonable and in the public interest. ICC Order, Finding 13 (Docket 95-0551, slip op. at 70). The Joint Dispatch Agreement, which governs costs and revenues related to the central dispatch of the combined CIPS and UE generating sources was also approved. ICC Order, Finding 15 (Docket 95-0551, slip op. at 70). Further, the ICC found, based on extensive evidence in the record, that the proposed merger and reorganization are unlikely to have a significant adverse impact on the competitiveness of existing and future Illinois retail markets and that it was unnecessary to impose conditions on the merger to address any market power concerns. ICC Order, Finding 18 (Docket 95-0551, slip op. at 70).

     QST Energy Trading Inc. ("QST") an affiliate of CILCORP Inc. has filed an Application for Rehearing of the ICC Order and has filed an action against the ICC in the Circuit Court, Tenth Judicial Circuit, Tazewell County, Illinois (Case No. 97-CH-62). The filing of these pleadings does

__________________

/1/ See Item 4.C of the Application for a discussion of the jurisdiction of the ICC, Footnote 51 of the Application filed October 31, 1996 sets forth the requirements of Section 7-204.

not affect the finality of the ICC Order and the ICC Order grants the parties full authority under Illinois law to consummate the Transaction.

     The FERC Order, filed herewith as Exhibit D-1.3, approves the proposed merger and accepts UE's and CIPS' proposed ratepayer protection mechanisms. FERC found that the ratepayer protections offered by UE and CIPS are adequate to prevent ratepayer harm. The merger was approved without additional conditions. The FERC Order reviews in detail market power issues in both generation markets and transmission markets. The FERC found that competition in all such markets would not be harmed by the merger.

     The NRC Order, filed herewith as Exhibit D-4.2, concludes that the merger will not affect of the qualifications of UE as holder of the license for the Callaway Plant, and that the transfer of control of the license, to the extent effected by the consummation of the merger agreement between UE and CIPSCO, is otherwise consistent with the applicable provisions of law, regulations and orders issued by the NRC. The NRC Order is conditioned upon UE making certain future filings with the NRC and the consummation of the Transaction prior to September 30, 1998. Also filed with the NRC Order in Exhibit D-4.2 is a Post Operating License Antitrust Review Finding of No Significant Changes and a Safety Evaluation.

C.   Transferred Utility Facilities

     As noted above, the ICC did not approve the proposal to transfer to CIPS the UE retail electric and gas facilities located in Illinois./2/ UE and CIPSCO have determined that this decision by the ICC does not materially affect the proposed merger and will proceed with the Transaction and do not expect to contest this finding. The ownership of the UE Illinois properties is not determinative of the extent to which such properties can be operated as part of the single integrated electric utility system or the single integrated gas utility system of Ameren. References to the Transferred Utility Facilities in the Application are hereby deleted and any request for authority or approval from the Commission relating to such transfer is hereby withdrawn. Ameren reserves the right to seek any then required approval from the Commission to a transfer of any UE utility property to CIPS that may be considered in the future and which has received all necessary state and federal approvals.

D.   Gas Operations as an Integrated Public Utility System

     The Application describes the facilities and current operations of the gas operations of each of UE and CIPS including information on the present coordination of such operations. Since the Application was filed in October, 1996, UE and CIPS have made further study regarding how the gas operations of the two companies can be further integrated and coordinated following the Transaction. Accordingly, Ameren hereby amends and restates Item 3.A.2.b.(ii)(B) of the Application as follows:

_________________

/2/  ICC Order, Finding 10(c) (Docket 95-0551, slip op at 69).

                          (B) Gas Utility System

     Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

          a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The Ameren gas utility system will meet the standard set forth in Section 2(a)(29)(B) and, therefore, will satisfy the requirements of Sections 10(c)(1) and (2) and should be approved by the Commission.

     First, both the Commission's limited precedent and current technological realities indicate that the Ameren gas utility system will operate as a coordinated system confined in its operation to a single area or region because it will derive natural gas from common sources of supply, transportation and storage. The gas utility operations of UE and CIPS will operate in a single area or region covering portions of Missouri and Illinois. See Exhibits E-5 and
                                                            ---
E-7 hereto. The Commission has not traditionally required that the pipeline facilities of an integrated system be physically interconnected,/3/ and instead has looked to such issues as from whom the distribution companies within the system receive much, although not all, of their gas supply./4/ The Commission also has considered obtaining gas from a common pipeline/5/ as well as from different

_______________

/3/  See MCN Corp., Release No. 35-26576 (Sept. 17, 1996) (physically separate
     --- --------
     systems served from same fields; anticipated coordinated gas purchasing operations); In re Pennzoil Co., 43 SEC 709 (Feb. 7, 1968) (finding an
                  -----------------
     integrated system where facilities both connected with an unaffiliated transmission company but not each other). See also, In re American Natural
                                               --------  ----------------------
     Gas Co., 43 SEC 203 (Dec. 12, 1966) ("It is clear the integrated or
     ------
     coordinated operations of a gas system under the Act may exist in the absence of such interconnection").

/4/  See, e.g., In re Philadelphia Co. and Standard Power and Light Co., 28 SEC
     ---------- ------------------------------------------------------
     35 (June 1, 1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); Consolidated
                                                             ------------
     Natural Gas Co., 45 SEC Docket 672 (Feb. 14, 1990) (finding integrated
     --------------
     system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources).

/5/  In re North American Co., 31 SEC 463 (May 19, 1950) (finding Panhandle
     -----------------------
     Eastern
                                                               (continued...)

pipelines when the gas originates from he same gas field in determining a common source of supply. /6/ Since the time most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derieve from many sources.

     Because natural gas is made up of naturally occurring elements found in geologic formations and is not a refined energy product produced from other fuels, the natural gas and electricity industries developed in different structures. The gas industry developed in three separate segments:

         Function                       Ownership
         --------                       ---------

         Production                     Independent Producers
         Transmission/Storage           Interstate Pipelines/Storage Companies
         Distribution/Retail Sales      Local Distribution Companies (LDCs)

While the UE and CIPS gas systems are not completely physically interconnected, combining the gas operations of UE and CIPS will allow the companies to functionally perform as a coordinated system through:

     (i) the centrally coordinated purchase of natural gas from common sources of supply, delivery through common interstate pipelines (all of which are open access transportation only pipelines under FERC Order 636) and storage of gas in common underground storage facilities;

     (ii) centralized headquarters staff management combined with local, autonomous operational control consistent with modern business practices;

     (iii) elimination of certain duplicate functions and standardization and coordination of appropriate parts of the overall gas operations.

This functional coordination will also result in greater, not lesser, efficiency as described below.

     Most of CIPS' gas systems are currently integrated by way of physical interconnects and contractual arrangements. This part of CIPS' overall system comprises the areas that are served by PEPL, TRKL, TETCO and NGPL, and represents over 80% of the total peak day demand of CIPS' entire gas system. Ameren expects to be able to integrate through contractual arrangements the UE's gas systems which are served from the same pipelines that serve the combined part of

_______________

/5/ (...continued)
           pipeline to be a common source of supply).

/6/        See In re Central Power Co. and Northwestern Public Service Co., 8
           --- -----------------------------------------------------------
           SEC 425 (Jan,6, 1941) (declaring an integrated system to exist where two entities purchase from different pipeline companies since "both pipelines run out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney").

CIPS' system with CIPS' integrated system for joint dispatch. Upon consummation of the Transaction, the companies will seek to negotiate capacity contracts on the pipelines that serve the integrated systems which will allow deliveries to any point on the combined gas systems. The companies may also seek to have all the delivery points to the combined systems under these contracts treated as a central delivery point. This would increase flexibility to use the contracts with the lowest cost first regardless of where on the combined systems the gas is needed. Further, key gas flows and pressures of both UE and CIPS will be monitored and controlled by a single gas dispatch center to be located in Springfield, Illinois. The center will also be responsible for forecasting total system demand for both companies and scheduling gas deliveries to meet the projected demand. Anticipated savings or synergies from this functional coordinated operation of the combined gas systems are detailed below.

     As explained previously under Items 1.B.2.a.v.; 1.B.2.b.v. and 1.B.5., UE and CIPS: (i) each contract for interstate pipeline transportation services from PEPL, TETCO and NGPL; (ii) each contract for underground storage services from PEPL, TETCO and NGPL; (iii) each procure transportation services from certain non-common pipelines (MRTC, TRKL, TXG, MW, MPC and IP, and one local gas distribution company, NIGAS) and non-common storage providers (Eastex, Western Gas Resources Storage Inc., MRTC and TRKL) and (iv) each procure natural gas supplies from producers in common supply areas: the Mid-Continent and Gulf Coast regions.

     Integrated UE and CIPS gas operations would present opportunities to use more consolidated gas supply procurement to increase competition among suppliers, transporters and storage providers to capture approximately $37 million in delivered gas cost reductions. One hundred percent of these reductions will flow directly through to customers under the purchased gas adjustment (PGA) clauses in UE's and CIPS' tariffs if all of the system purchased gas costs continue to receive PGA treatment as at present. Integrated gas operations could also offer opportunities for more efficient utilization of UE and CIPS peak shaving operations and more efficient reserve margins. With the cooperation of the common pipeline interconnections, the ability to engage in swap transactions will also exist.

     Management of the headquarters staff will be centralized and coordinated for both companies. Such overall matters as billing, finance, budgeting, human relations and other such functions relating to gas operations will be coordinated similarly to electric operations. Consistent with modern business practice, matters relating to local operations will be determined by operations personnel in the field. Local operations are to be directed from current company headquarters in Springfield and St. Louis.

     Beyond such gas supply related matters and management coordination, other elements of the UE and CIPS gas operations will be combined into a single coordinated system. Wherever possible, the companies plan to adopt a common set of engineering practices, operating procedures and materials specifications. Materials purchasing and inventory practices will be standardized and coordinated. As a result, significant savings and economies in material procurement costs are expected as well as a reduction in the cost of maintaining separate standards and procedures. Plans are being developed to combine all training facilities for gas employees of both companies, consolidating training staff and curriculum. Further, it is anticipated that gas meter testing and repair operations will be combined to gain the economies associated with operating a single, larger facility rather than the individual facilities currently operated by UE and CIPS. Other areas for centralized coordination will be explored as management gains experience with overall coordinated operations. The Commission has recognized that these types of practices resulting in economies and efficiencies can support findings of integration under the Act. New Century Energies, Inc., Release No. 35-26748
                           -------------------------
(Aug. 1, 1997). See TUC Holding Co., Release No. 35-26749 (Aug. 1, 1997).
                ------------------

     Finally, the combined gas system will not be so large as to impair the advantages of localized management or the effectiveness of regulation. As set forth in Item 3.A.2.a.i.(A)(2), the combined gas system will be smaller than many regional competitors. Further, as noted in Item 3.A.2.b.(ii)., localized management will be preserved. The centralized gas supply functions of Ameren will be located in Springfield and the local functions will continue to be handled from St. Louis and Springfield. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management.

     As also set forth in Item 3.A.2.(b)(ii)(A), from a regulatory standpoint, there will be no impairment of regulatory effectiveness. The same regulators currently overseeing these gas operations will continue to have jurisdiction after the Transaction. As noted in Part C above, the previously anticipated transfer of the UE Illinois properties to CIPS will not occur. Ownership by UE of the Illinois properties will not affect the anticipated coordination of operations outlined above.

     For all of these reasons, the post-Transaction gas operations satisfy the integration requirements of Section 2(A)(29)(B).

E.   Retention of Non-Utility Investments

     As noted in the Application and in particular Exhibit K-4, Ameren has described in detail its existing non-utility investments/7/ and demonstrated that such investments, except as noted below, may be retained after consummation of the Transaction in accordance with the Act and Commission precedent. Ameren files herewith Amended Exhibit K-4 which contains additional information concerning certain of the non-utility investments of CIPSCO Investment. This exhibit provides additional detail regarding the activities of the investments and notes applicable Commission precedent as to retainability.

________________

/7/ The description of existing investments includes with respect to each described investment or entity the dollar amount invested through the most recent available date (generally June 30, 1997) plus, where applicable, the amount currently committed for future investment in such investment or entity. Ameren understands that future investments not so described in this filing may only be made in accordance with applicable rules (such as Rules 40 and 58) or pursuant to application made to the Commission for specific approval. Item 3.A.2.a.(ii) is hereby amended by deleting in its entirety the last grammatical paragraph thereof (pages 73-74 of the October 31, 1996 Application).

     Ameren has determined that the investments currently held by CIPSCO Securities in five investment funds should be liquidated or otherwise disposed of in an orderly fashion./8/ Ameren seeks approval of the Commission to liquidate or dispose of such investments over a period not exceeding 3 years from the date of the Commission's order in this Docket. Further, Ameren has determined that the member interest which UEDC or CIPSCO Investment have in certain limited liability companies may be a "voting security" within the meaning of Section 2(a)(17) of the Act such that any such interest of 5% or more would make the entity an "affiliate" as defined in Section 2(a)(11) of the Act. See Public
    ------
Service Company of Oklahoma, Release No. 35-26445 (Dec. 29, 1995); compare In re
---------------------------                                        ------- -----
Metropolitan Edison Co., Release No. 35-14973 (Dec. 5, 1963) (9% voting
----------------------
investment in economic development corporation). Unless otherwise approved by the Commission, Ameren proposes to reduce not later than 3 years from the date of the Commission Order in this Docket, its voting percentage or investment that such limited liability companies will not constitute affiliates of Ameren under the Act.

F.   Ameren Service Policies and Procedures

     As noted in Item 3.C. of the original U-1 filing herein, Ameren Services Company ("Ameren Services") will provide services to Ameren's utility and non-utility subsidiaries pursuant to a General Services Agreement previously filed as Exhibit B-4. UE AND CIPS have developed the systems and procedures necessary to implement the General Services Agreement. The Ameren Services Company Policies and Procedures, dated October 8, 1997 ( the " Procedures") are filed herewith as Exhibit B-5. The General Services Agreement will be administered in accordance with the Act and the Commission's regulations thereunder. Ameren Services has established a work order system, which utilizes work orders (referred to as "Service Requests"), for the purpose of accumulating and charging costs to Ameren or the appropriate operating company and /or affiliates as more fully set forth in the Procedures. The use of Service Requests will allow Ameren Services to supply accounting records and information to Ameren or the operating companies and affiliates in enough detail to allow them to record and report their costs in accordance with the FERC uniform System of Accounts/or Commission rules and regulations.

     Under the Procedures, the Service Request system will consist of work orders established to capture the various types of costs incurred by Ameren Services. The service request will specify, in general terms, the services that department will perform for Ameren Services, the operating companies and affiliates. Costs incurred by the various Ameren Services departments

________________

/8/ A description of such holdings is included in Amended Exhibit K-4. Holdings to be liquidated include the Flaherty & Crumrine Preferred Stock Portfolio, the Spectrum Preferred Stock Portfolio and the Gateway Index Risk Adjusted Program. These three investments will be liquidated within the 3 year period. As noted in Amended Exhibit 4, instructions to liquidate the remaining two fund investments, Mesirow Alternative Strategies Fund and the Genessee Eagle Fund, have already been given with funds to be distributed prior to the end of 1997. CIPSCO Securities may retain investments in debt securities, commercial paper or other investments permitted by Rule 40. Cash received on such disposition will be applied to the business of Ameren which may include investments as described in footnote 7 above or may be used by Ameren to pay dividends on its common stock.

will then be charged to these various Service Requests which ultimately will become the basis for the billing of costs to Ameren Services, the operating companies and affiliates.

     Ameren Services costs will be classified into either direct or indirect categories. Direct costs are defined to be those than can be identified as being applicable to services performed for a single Ameren affiliated company or group of Ameren affiliated companies. Costs applicable to Ameren or a single Ameren affiliated company will be directly charged to that company. Costs applicable to two or more Ameren affiliated companies will be distributed among and charged to such companies. Direct cost allocation factors will be assigned by function based on the nature and variety of the service being performed and are listed in Exhibit I to the Procedures. Ameren Services has established allocation factors that most effectively relate to the types of service being rendered to Ameren, the operating companies and/or affiliates.

     Indirect costs include those costs of a general overhead nature such as general services, housekeeping costs and other support costs which cannot be separately identified to a single Ameren affiliated company or group of Ameren affiliated companies. Indirect costs will be charged and allocated as described in the Procedures.

     G.   Additional or Amended Exhibits.

     As noted above the Procedures, the ICC Order, the FERC Order, the NRC Order and revised information detailing non-utility investments are filed herewith. A new Exhibit K-2.1 is also filed which sets forth a comparison of the "lost economies" referred to in prior Commission decisions relating to whether an additional utility system could be retained under Clause A of Section 11(b)(1) of the Act. Exhibit K-2.1 includes information from recent decisions and shows that the loss of economies that would result from a disposition of the gas system of Ameren would exceed similar losses demonstrated in the other cases. Certain other exhibits previously described in the U-1 are also filed herewith as noted below.

Item 6.  Exhibits and Financial Statements

A.   Exhibits

     The following Exhibits are filed with this Amendment No. 4:

     Amended
     Exhibit B-4      Form of General Services Agreement

     Exhibit B-5      Ameren Services Company Policies and Procedures

     Exhibit C-3      Form S-3 re Dividend Reinvestment Plan

     Exhibit C-4      Form S-8 re Long-Term Incentive Plan

     Exhibit C-5      Description of existing savings plans

     Exhibit D-1.3    Order of the FERC dated October 15, 1997

     Exhibit D-3.2    ICC order dated September 10, 1997

     Exhibit D-4.2    Order of the NRC dated October 16, 1997

     Exhibit K-2.1    Updated Table of Estimated Lost Economies

     Amended
     Exhibit K-4      Description of Non-Utility Investments

                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 4 to Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     October 30, 1997


                                                  AMEREN CORPORATION


                                                  /s/  William E. Jaudes
                                                  ----------------------
                                                  By:  William E. Jaudes
                                                       Secretary

                                 Exhibit Index
                               to Amendment No. 4
A.   Exhibits

      Exhibit No.                Description              Form of
      -----------                -----------            Transmission
                                                        ------------
      Amended          Form of General Services         Electronic
      Exhibit B-4      Agreement

      Exhibit B-5      Ameren Services Company          Electronic
                       Policies and Procedures

      Exhibit C-3      Form S-3 re Dividend             Electronic
                       Reinvestment Plan

      Exhibit C-4      Form S-8 re Long-Term            Electronic
                       Incentive Plan

      Exhibit C-5      Description of existing          Electronic
                       savings plans

      Exhibit D-1.3    Order of the FERC dated          Electronic
                       October 15, 1997

      Exhibit D-3.2    ICC order dated September 10,    Electronic
                       1997

      Exhibit D-4.2    Order of the NRC dated           Electronic
                       October 16, 1997

      Exhibit K-2.1    Updated Table of Estimated       Electronic
                       Lost Economies
      Amended                                           Electronic
      Exhibit K-4      Description of Non-Utility
                       Investments